August 4, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief

Re:  Unisys Corporation
         Form 10-K for Fiscal Year Ended December 31, 2005
         File No. 001-08729

Dear Mr. Skinner:

On behalf of Unisys Corporation (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the letter dated July 21, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

EXHIBIT 13, PORTIONS OF ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2005

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE 33

COMMENT 1
We note your response to prior comment 2 where you indicate that the Company's principle PCS offering is select operating system software updates and in 2005, the costs associated with providing such software updates was immaterial to the financial statements. In order to satisfy criteria (c) under paragraph 59 of SOP 97-2 the estimated cost of providing PCS, which would include service costs as well as software updates, must be insignificant. Please address the materiality of all costs associated with PCS including the costs of providing support services in 2005 for each product where revenue related to PCS is recognized with the initial license. Further describe how these actual costs relate to your estimated PCS costs at inception of your arrangements.

RESPONSE TO COMMENT 1
Total PCS revenue recognized together with initial licensing fees during 2005 was approximately $2 million and the total costs associated with providing this PCS was approximately $1 million during 2005. These costs generally include engineering and software development labor costs. There are no other costs, including support service costs, associated with this PCS arrangement recognized with the initial license term. Accordingly, the total costs of providing this PCS during 2005 of approximately $1 million include all costs of providing PCS recognized with the initial license term. The Company has concluded that these costs are insignificant and therefore satisfy criteria (c) of paragraph 59 of SOP 97-2.

The Company's historical experience has been that the estimated cost of providing this PCS during the arrangement is insignificant, and the actual total costs incurred during 2005 of approximately $1 million, which are not material to the Company's consolidated financial statements, are consistent with our estimates.


SIGNIFICANT ITEM, PAGE 36

COMMENT 2
Your response to prior comment 1 indicates that, prior to the third quarter of 2005, you had forecasted pretax earnings for the full year of 2005. Explain to us the specific factors that led you to revise your projections during the third quarter of 2005. Also, provide us with copies or reasonably detailed summaries of your projected results for 2005 as of March 31, June 30 and September 30, 2005.

RESPONSE TO COMMENT 2
The specific factors that led the Company to revise its full-year 2005 projections during the third quarter of 2005 included the following:

* The Company's July 20, 2005 News Release forecasted a net loss for the September 30, 2005 quarter of 3 to 5 cents per share. The preliminary results reported in the October 18, 2005 News Release were a net loss of 16 cents per share.

* Services orders declined 20% in the third quarter of 2005 compared with an increase of 12% in the second quarter of 2005.

* Personnel utilization decreased during the quarter and was forecast to remain weak during the remainder of 2005.

* Customer revenue in the Company's Technology segment declined 29% in the third quarter of 2005 compared with a 13% decline in the second quarter of 2005. This decline was significantly greater than prior quarters and resulted in a significant reduction in forecasted 2005 Technology segment profit.

* The strategic actions announced during the accounting close for the third quarter of 2005 were expected to have a near-term disruptive effect on the Company's results of operations.

Also, during the accounting close for the third quarter of 2005, the Company was preparing its initial 2006 plan and during that process the Company identified increased competitive pressures in the marketplace, which would result in further price and margin deterioration during the remainder of 2005.

As a result, on October 18, 2005, the Company significantly reduced its outlook for full year 2005 earnings and announced that it expected to incur a full year 2005 pretax loss in the range of $168 million to $193 million.



Summaries of the Company's projected pretax earnings during 2005 were as follows:

   Projected            Date of News              Estimated Full Year 2005
 Results as of             Release                   Pretax Income (Loss)
-----------------     ----------------       -----------------------------------
December 31, 2004     January 25, 2005       $65 million to $115 million
March 31, 2005        April 14, 2005         No change from 1/25/05 News Release
June 30, 2005         July 20, 2005          $(15) million to $10 million
September 30, 2005    October 18, 2005       $(168) million to $(193) million

The Company also decided in October 2005 and announced in its October 18, 2005 News Release that it was initiating actions to reduce costs and drive future profitable growth. The actions were expected to be implemented through 2006 and included plans to reduce headcount by 10% of the current workforce over the next year, resulting in cost restructuring charges of approximately $250 - $300 million through 2006. While the Company had not completed its 2006 plan during the accounting close for the third quarter of 2005, it believed that the combination of cost restructuring charges of $250 to $300 million and the likelihood, at that time, of an increase in pension expense in 2006 by approximately 25% would result in a pretax loss in 2006. Prior to the third quarter of 2005, Company management had not decided to initiate such actions during 2006.

The Company concluded that the following specific negative evidence, which originated during the accounting close for the third quarter of 2005, resulted in it being more likely than not that a significant portion of the deferred tax asset would not be realized:

* Inability to achieve third quarter and full year forecasted income for 2005 by a significant amount.

* The actions announced in October 2005 created uncertainty about the profitability of future periods, and the Company's ability to achieve forecasted results in the near future. As a result, the Company concluded that it was likely that it would be in a three-year cumulative loss position at the end of 2006.

* The Company's fourth quarter results of operations have historically been its most profitable. However, actual third quarter orders were significantly less than originally expected. As a result, during the accounting close for the third quarter of 2005, the Company determined that its fourth quarter 2005 earnings would be insufficient to provide for full year earnings during 2005.


COMMENT 3
We note from disclosure in your MD&A overview in your Form 10-Q for the period ended June 30, 2005, that several negative trends were expected to continue to impact 2005 results including; development of new software and transitioning to new processes, declining sales of large enterprise servers and higher pension expense. Given these trends and the apparent uncertainty regarding the realizability of your deferred tax assets, tell us why you believe disclosure regarding your deferred tax assets, and the possible impact of any change in your assessment of the recoverability of those assets, in your June 30, 2005 Form 10-Q was adequate. Refer to Section III.B.3 of SEC Release 33-8350.

RESPONSE TO COMMENT 3
Included in the Company's Financial Condition section of the MD&A of its June 30, 2005 Form 10-Q were the following deferred tax asset disclosures:

"The company accounts for income taxes in accordance with SFAS No. 109, 'Accounting for Income Taxes,' which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized."

"At June 30, 2005, the company had deferred tax assets in excess of deferred tax liabilities of $2,135 million. For the reasons cited below, management determined that it is more likely than not that $1,625 million of such assets will be realized, therefore resulting in a valuation allowance of $510 million."

"The company evaluates quarterly the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. The company has used tax-planning strategies to realize or renew net deferred tax assets to avoid the potential loss of future tax benefits."

"In addition to the repatriation provisions discussed above, the Jobs Act extends the excess foreign tax credit carry forward period from five to 10 years and limits the carry back period to one year. The company's deferred tax asset included approximately $183 million of foreign tax credit carry forwards. The Jobs Act should provide the company with additional opportunities to fully utilize this portion of the deferred tax asset."

"Approximately $4.9 billion of future taxable income (predominately U.S.) ultimately is needed to realize the net deferred tax assets at June 30, 2005. Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a continuing decline in sales or margins, loss of market share, delays in product availability or technological obsolescence. See "Factors that may affect future results" below."

As stated above, at June 30, 2005 the principal factor used by the Company to assess the likelihood of realization of its deferred tax assets was the Company's forecast of future taxable income which considered the several negative trends referred to in the Overview section of the MD&A. After giving consideration to these negative trends, the Company continued to forecast pretax profit for the full-year 2005. It was not until the accounting close for the third quarter of 2005 that the Company's forecast for full-year 2005 changed to a pretax loss. As stated in the Company's June 12, 2006 response to prior comment 1, during the normal quarterly close process in the third quarter of 2005, the Company evaluated the realizability of its deferred tax assets by considering its losses in 2004, its updated view of 2005 and the likely loss in 2006 due to the restructuring charges announced in October 2005. As a result the Company concluded, during the accounting close for the third quarter of 2005, that it was likely to be in a cumulative loss position for the three
years ending December 31, 2006.   In addition at that time, the Company
specifically considered paragraph 23 of SFAS 109, which states that "forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years" as well as paragraph 103 which states the following: "A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome."

In its preparation of the June 30, 2005 MD&A, the Company followed the guidance within FR-72, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company believes that its MD&A disclosure was responsive to the requirements of FR-72 related to the identification of material trends and uncertainties. The negative trends and uncertainties identified within the Overview section of the Company's June 30, 2005 MD&A were considered by the Company in forecasting full-year 2005 results, and after considering these negative trends and uncertainties, the Company continued to estimate full-year 2005 pretax income.

The principal factors giving rise to the need for an increase in the valuation allowance for deferred taxes during the accounting close for the September 30, 2005 quarter were, as noted in the response to comment 2 above, (i) the shortfall in actual third quarter 2005 earnings as compared to the Company's forecast, (ii) the decline in orders during the third quarter of 2005, and
(iii) the announcement of the restructuring actions to be completed during 2006. The Company concluded that these factors would likely result in a pretax loss for 2005 and 2006, in addition to the reported pretax loss in 2004.

As noted above, the Company's June 30, 2005 MD&A disclosed that the ultimate realization of the net deferred tax assets would be significantly impacted by the Company's inability to achieve forecasted taxable income, since significant future taxable income was needed to realize the net deferred tax assets as of June 30, 2005. Accordingly, the Company concluded that this disclosure, in addition to the other factors identified within the MD&A that could affect future results of operations, adequately described the material uncertainties surrounding the realization of the Company's net deferred tax assets as of June 30, 2005.

Based on all known material trends and uncertainties as of June 30, 2005, the Company believes that the June 30, 2005 MD&A identified and analyzed those trends and uncertainties and considered them in forecasting full-year 2005 earnings. Furthermore, the Company has concluded that the disclosure of the uncertainties surrounding the realization of its net deferred tax assets appropriately described the significant assumptions used by the Company in evaluating the realization of deferred tax assets, along with the impact to the financial statements of changes in those assumptions surrounding forecasted taxable income.

*   *   *   *

The Company hopes that the above is responsive to the Staff's comments.


Very truly yours,

UNISYS CORPORATION


Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer

cc:  David Edgar
     Mark Thomas